APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Hot Oven Cookies

1591 Main Street
Springfield, MA 01103
413-889-4099
Email: hotovencookies413@gmail.com

Profit & Loss Statement
for the period 1 January 2020 to 6 April 2020

Income

Sales	$105,164.00	
Other Income	$0.00	
Total Income	105,164	

Expenses

Cost of Goods	$35,199.00	
Advertising	$100.00	
Rent	$10,550.00	
Office Supplies	$100.00	
Paper Goods	$7,240.00	
Utilities	$900.00	
Accounting	$0.00	
Insurance	$8,400.00	
Attorney	$0.00	
Motor Vehicle	$125.00	
Telephone	$1,500.00	
Cable Services	$1,800.00	
1099 Employees	$4,380.00	
Total Expenses	$70,294.00	
Profit / (Loss)	34,870	**$0.00**

Hot Oven Cookies LLC			
Balance Sheet - unaudited			
12/31/2020			
	Current Period		
	12/31/2020		
ASSETS			
Current Assets:			
Cash	$ 1,000.00		
Petty Cash	-		
Accounts Receivables			
Inventory	-		
Prepaid Expenses	-		
Employee Advances	-		
Temporary Investments	-		
Total Current Assets	1,000.00		
Fixed Assets:			
Land	-		
Buildings	-		
Furniture and Equipment	-		
Computer Equipment	-		
Vehicles	-		
Less: Accumulated Depreciation	3,737.00		
Total Fixed Assets	3,737.00		
Other Assets:			
Trademarks	-		
Patents	-		
Security Deposits	-		
Other Assets	8,000.00		
Total Other Assets	8,000.00		
TOTAL ASSETS	$ 12,737.00		
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -		
Business Credit Cards	-		
Sales Tax Payable	-		
Payroll Liabilities	-		
Other Liabilities	-		
Current Portion of Long-Term Debt	-		
Total Current Liabilities	-		

Long-Term Liabilities:			
Notes Payable	-		
Mortgage Payable	21,300.00		
Less: Current portion of Long-term debt	-		
Total Long-Term Liabilities	21,300.00		
EQUITY			
Partners' capital accounts	81,366.00		
Owners' Equity	(89,929.00)		
Opening Retained Earnings	-		
Dividends Paid/Owner's Draw	-		
Net Income (Loss)	-		
Total Equity	(8,563.00)		
TOTAL LIABILITIES & EQUITY	$ 12,737.00		
Balance Sheet Check	-		

I, Sheila Coon, certify that:

1. The financial statements of Hot Oven Cookies LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Hot Oven Cookies LLC included in this Form reflects accurately the information reported on the tax return for Hot Oven Cookies LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Sheila Coon*

Name: Sheila Coon

Title: Owner & CEO